GIFT CARD DIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

May 13, 2009

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:      GIFT CARD DIGEST CORP.
         REGISTRATION STATEMENT ON FORM S-1, AS AMENDED
         FILE NO. 333-156942

Dear Mr. Owings:

Pursuant to your comment letter dated May 8, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment and keyed our answers for your review.

General
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QUESTION:

1. We note your response to comment one from our letter dated April 16, 2009. We also note that the Form S-1/A of Ecolivegreen Corp. filed on March 5, 2009 indicates that Steven Adelstein received 1,687,000 shares for services rendered to the company. This results in Mr. Adelstein being the direct owner of over 18% of the nine million shares of EcoLiveGreen Corp. that are outstanding. Ecolivegreen Corp.'s Form S-1 filed on February 24, 2009 also lists Judith Adelstein as the owner of 810,000 shares of EcoLiveGreen Corp. Please discuss the relationships that Mr. Adelstein and Mrs. Adelstein have with EcoLiveGreen Corp. As previously requested, please identify any other public companies or companies seeking to go public that Steven Adelstein or related parties to you has been involved in their formation or has held a significant ownership. Also, as previously requested, please disclose the status of each company including whether they have any operations or revenue.

ANSWER:

1. We have revised and answered as requested. It is important to note that my parents (Judith and Steven Adelstein) are independent and determine their own investment criteria without consulting or depending on me. The disclosures are presented to the best of my knowledge.

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The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,



Tammi Shnider, President
Gift Card Digest Corp.


Cc: Robert W. Errett, Staff Attorney

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